February 24, 2020

Brian C. White
Chief Financial Officer
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, CA 95134

       Re: Maxim Integrated Products, Inc.
           Form 10-K for the Fiscal Year Ended June 29, 2019
           File No. 001-34192

Dear Mr. White:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing